UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Winn-Dixie Stores, Inc.

(Exact name of registrant as specified in its charter)

Florida	59-0514290
(State of incorporation or organization)	(IRS Employer Identification No.)

5050 Edgewood Court Jacksonville, Florida	32254-3699
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration file number to which this form relates:	_______________
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value of $0.001 per share	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE: This Amendment No. 1 on Form 8-A/A is filed to correct the name of the exchange on which the class of common stock is to be registered.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On February 21, 2005, Winn-Dixie Stores, Inc. (the “Company”) and 23 of its subsidiaries filed with the United States Bankruptcy Court for the Middle District of Florida (the “Bankruptcy Court”) voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. On November 9, 2006, the Bankruptcy Court entered an order approving and confirming the Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors (the “Plan”). The Plan became effective on November 21, 2006 (the “Effective Date”). All of the issued and outstanding shares of the Company’s common stock, par value $1.00 per share, were cancelled on the Effective Date pursuant to the Plan.

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), common stock, par value $0.001 per share (“Common Stock”), of the Company, being issued pursuant to the Plan, and following the filing with the State of Florida of the Company’s Amended and Restated Articles of Incorporation (the “Articles”).

The description that follows is qualified in its entirety by the full terms of the Common Stock as set forth in the Exhibits hereto, which are incorporated by reference into this Item 1.

Description of Common Stock

General. The Company is authorized to issue up to an aggregate of 400,000,000 shares of Common Stock.

Dividends. Except as otherwise provided by law or the Articles, holders of Common Stock share ratably in all dividends as may from time to time be declared by the Company’s Board of Directors in respect of the Common Stock, whether upon liquidation or dissolution or otherwise.

Preemptive Rights. Except as to shareholders having some contractual right of subscription, no holders of Common Stock have any preemptive rights with respect to the Common Stock or any other securities of the Company, or to any obligations convertible (directly or indirectly) into securities of the Company.

Voting Rights. Except as otherwise provided by law or the Articles, all of the voting power of the shareholders of the Company shall be vested in the holders of the Common Stock, and each holder of Common Stock shall have one vote for each share held by such holder on all matters voted upon by the shareholders of the Company.

Board of Directors. Directors shall be elected at the Annual Meeting of Shareholders by a plurality of the votes of the shares entitled to vote and present or duly represented at such meeting. The Board of Directors shall consist of a minimum of seven (7) and a maximum of twelve (12) members. The original Board of Directors as of November 21, 2006 shall consist of nine (9) members. The number of directors shall be fixed by the Board of Directors. Newly created directorships resulting from an increase in the size of the Board of Directors may be filled by the affirmative vote of a majority of the total number of Directors then in office or by a vote of the shareholders.

The shareholders may remove one or more directors with or without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him or her. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove him or her. A director may be removed by the shareholders at a meeting of shareholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

Anti-Takeover Provision. The Company is subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the Florida Business Corporation Act (the “Florida Act”), a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” without the approval of the holders of two-thirds of the voting shares of such corporation (excluding shares held by the interested shareholder) unless:

•	the transaction is approved by a majority of disinterested directors;

•	the corporation has not had more than 300 shareholders of record during the three years preceding the transaction;

•	the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of the shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An “interested shareholder” is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares.

In addition, the Company is subject to Section 607.0902 of the Florida Act which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of the voting rights as to the shares acquired in the “control share acquisition.” A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

These statutory provisions may prevent takeover attempts that might result in a premium over the market price of the Company’s common shares.

Shareholder Action. Except as otherwise required by law, special meetings of shareholders of the Company may be called only by the Chairman of the Board of Directors, the Board of Directors or upon the written demand of the holders of not less than 30% of all votes entitled to vote on any issue proposed to be considered at the proposed Special Meeting.

Transfer Restrictions. A Substantial Stockholder Transfer that is Completed during the Restriction Period shall be null and void ab initio and shall not be effective to Transfer Common Stock, but only to the minimum extent necessary to prevent the Transfer from being a Substantial Stockholder Transfer (the “Transfer Restrictions”). The Transfer Restrictions shall not (i) apply to Transfers pursuant to a tender offer to purchase Common Stock, provided, that such tender offer results in the acquisition of beneficial ownership of Common Stock by any person or group, which, when combined with the Common Stock beneficially owned by such person or group, represents more than 50% of the voting power represented by all then outstanding Common Stock (without regard to tenders during any subsequent offering period), or (ii) preclude the settlement of a transaction entered into through the facilities of any national securities exchange or any national securities quotation system, provided, that if the settlement of the transaction would result in a Prohibited Transfer, such Transfer shall nonetheless be a Prohibited Transfer. With respect to a transaction entered into through the facilities of any national securities exchange or any national securities quotation system, the sole remedy shall be the recovery of the Prohibited Transfer as described below. The terms “group” and “beneficial” used in this paragraph shall have the meanings ascribed to them in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G thereunder.

No Transfer Notice is required for Transfers that occur prior to issuance by the Company of a press release stating that the Notice Date has occurred and that the Transfer Notice requirements of the Certificate have become operative (a “Notice Date Press Release”). A Substantial Stockholder Transfer that is Completed after the Company issues the Notice Date Press Release shall be null and void ab initio unless a Transfer Notice is provided to the

Company (the “Notice Restriction”). If the Company receives a Transfer Notice on a day that is not in the Restriction Period (taking into account all prior Transfers (i) for which a previous Transfer Notice was received by the Company, (ii) for which a Schedule 13D or Schedule 13G was theretofore filed, or (iii) of which the Company was otherwise previously aware) and the Transfer Notice references a Substantial Stockholder Transfer that, upon Completion, would cause the Restriction Period to commence, such Transfer shall be treated as a Prohibited Transfer to the minimum extent necessary for the Restriction Period not to commence. If the Company receives more than one such Transfer Notice on the same day, the Transfers referenced in such Transfer Notices shall be treated as Prohibited Transfers to the minimum extent necessary for the Restriction Period not to commence, and the amount of the Common Stock referenced in each Transfer Notice that is treated as Prohibited Stock shall be in proportion to the amounts of Common Stock referenced in each such Transfer Notice. The Company shall provide a Restriction Notice to each Substantial Stockholder that files a Transfer Notice. The determination of whether a Transfer referenced in a Transfer Notice is a Prohibited Transfer is made on the date the Transfer Notice is received by the Company. From and after receipt of a Transfer Notice, until Completion of the Transfer described in the Transfer Notice (and thereafter to the extent such Transfer is Completed and is not a Prohibited Transfer), the determination of whether the Restriction Period has commenced with respect to any other Transfer (i) for which a Transfer Notice was not theretofore received by the Company, (ii) for which a Schedule 13D or Schedule 13G was not theretofore filed, or (iii) of which the Company was not otherwise previously aware, shall be made by taking into account the Percentage Stock Increase referenced in such Transfer Notice (or if Completion has occurred, the Percentage Stock Increase that resulted from that part of the Transfer referenced in such Transfer Notice that was not a Prohibited Transfer).

The Company may institute legal proceedings to force rescission of a Prohibited Transfer. Notwithstanding the preceding sentence, the sole remedy with respect to a Prohibited Transfer entered into through the facilities of any national securities exchange or any national securities quotation system shall be as provided below. Upon written demand by the Company, the purported Transferee or member of a Prohibited Party Group (as defined below) with respect to a Prohibited Transfer shall deliver or cause to be delivered to an agent designated by the Board of Directors (the “Securities Transfer Agent”), all certificates and other evidences of ownership of the Common Stock that is the subject of the Prohibited Transfer (the “Prohibited Stock”), together with any dividends or other distributions that were received from the Company with respect to such Prohibited Stock (“Prohibited Distributions”). The Securities Transfer Agent promptly shall sell the Prohibited Securities to one or more buyers. Disposition of Prohibited Stock by the Securities Transfer Agent pursuant to the Articles shall be deemed to occur simultaneously with the Prohibited Transfer to which the Prohibited Stock relates. The Securities Transfer Agent shall not act or be treated as acting as an agent for or on behalf of the purported Transferee or Prohibited Party Group or for or on behalf of the Company and shall have no right to bind any of them, in contract or otherwise, but shall act only to carry out the ministerial functions assigned to it in these Transfer Restrictions. If a purported Transferee or member of a Prohibited Party Group has resold Prohibited Stock before receiving the Company’s demand to surrender the Prohibited Stock to the Securities Transfer Agent, the purported Transferee or member of a Prohibited Party Group shall be deemed to have sold the Prohibited Stock on behalf of the Securities Transfer Agent and shall be required to Transfer to the Securities Transfer Agent any Prohibited Distributions and the proceeds of such sale of Prohibited Stock. If a purported Transferee or member of a Prohibited Party Group fails to surrender Prohibited Stock or proceeds of a sale of Prohibited Stock to the Securities Transfer Agent, together with any Prohibited Distributions, within three (3) Business Days from the date the Company makes a demand for surrender of such Prohibited Stock, the Company may institute legal proceedings to compel such surrender. If a Prohibited Transfer occurs, but does not result from a Transfer of direct beneficial ownership of Common Stock, each individual or Entity whose ownership of Common Stock is attributed to the 5-Percent Stockholder that had a Percentage Stock Increase (collectively, the “Prohibited Party Group”) shall be required to deliver, and shall be deemed to have delivered to the Securities Transfer Agent, prior to the Transfer, a sufficient number of shares of Common Stock (which Common Stock shall be so delivered in the inverse order in which it was acquired by members of the Prohibited Party Group) to cause the Transfer, following such delivery, not to be a Prohibited Transfer.

Capitalized terms used herein under the heading “Transfer Restrictions” and not otherwise defined in this registration statement on Form 8-A, shall have the meanings set forth below:

“5-Percent Stockholder” means a “5-percent shareholder” of the Company as defined in Treasury Regulation Section 1.382-2T(g).

“Business Day” means any day, other than a Saturday, Sunday or day on which banks located in New York, New York, are authorized or required by law to close.

“Completion” occurs, and a Transfer is “Completed,” when all steps have been taken to effect the Transfer of beneficial ownership.

“Distribution Date” means the Distribution Date, as such term is defined in the Plan.

“Effective Date” means November 21, 2006.

“Entity” means an entity within the meaning of Treasury Regulation Section 1.382-3(a)(1).

“IRC” means the Internal Revenue Code of 1986, as amended from time to time.

“Notice Date” means the first testing date (as described in Treasury Regulation Section 1.382-2(a)(4)) on which the aggregate Percentage Stock Increases are equal to or greater than the Threshold Percentage less ten percentage points.

“Percentage Stock Increase” means the increase in the Percentage Stock Ownership of Common Stock by a 5-Percent Stockholder (other than a Public Group segregated under Treasury Regulation Section 1.382-2T(j)(2)) over the lowest Percentage Stock Ownership of Common Stock by such 5-Percent Stockholder at any time since the Effective Date. For this purpose, Treasury Regulation Section 1.382-2T(g)(5)(i)(A) shall apply in determining the Percentage Stock Increase of any 5-Percent Stockholder. Notwithstanding anything to the contrary, “Percentage Stock Increase” shall not include any increase in the Percentage Stock Ownership of Common Stock by a 5-Percent Stockholder if such increase would have the effect of duplicating either a prior Percentage Stock Increase since the Effective Date or Percentage Stock Ownership that reduced the Threshold Percentage at the Effective Date.

“Percentage Stock Ownership” means percentage stock ownership of Common Stock determined in accordance with the Treasury Regulations under Section 382 of the IRC.

“Prohibited Transfer” means a purported Substantial Stockholder Transfer, but only to the extent that such Transfer is null and void ab initio under the Articles.

“Public Group” means a public group as defined in Treasury Regulation Section 1.382-2T(f)(13).

“Restriction Notice” means a written notice provided by the Company to a potential Transferee, prior to 5:00 p.m. (New York time) on the fifth business day following the day of receipt by the Company of a Transfer Notice, which written notice states that the Company believes that the Restriction Period either has or has not commenced and, if it has, that the Termination Date either has or has not occurred.

“Restriction Period” means the period:

(1) beginning on the earliest testing date (as described in Treasury Regulation Section 1.382-2(a)(4)), following the Effective Date, on which the aggregate Percentage Stock Increases of all 5-Percent Stockholders on such testing date (taking into account all pending Transfers) equals or exceeds the Threshold Percentage; and

(2) ending on the earlier of (A) the day after the second anniversary of the Effective Date (or, if earlier, the day after the second anniversary of the initial Distribution Date pursuant to the Plan) and (B) the earliest date on which the Board of Directors determines that (a) the consummation of the Plan did not satisfy the requirements of Section 382(1)(5) of the IRC, (b) treatment under Section 382(1)(5) of the IRC is not in the best interests of the Company, its affiliates and its shareholders, taking into account all relevant facts and circumstances, including, without limitation, the market and other impact of maintaining these Transfer restrictions herein, (c) an ownership change (within the meaning of Section 382 of the IRC) would not result in a substantial limitation on the ability of the Company (or a direct or indirect subsidiary of the Company) to use otherwise available Tax Benefits, or (d) no significant value attributable to Tax Benefits would be preserved by continuing the Transfer restrictions herein (the earliest of the dates described in this clause (2) being hereafter referred to as the “Termination Date”).

The Board of Directors is required to promptly determine, in its sole discretion, whether it is more likely than not that the consummation of the Plan will satisfy the requirements of Section 382(1)(5) of the IRC.

“Substantial Stockholder” means an individual or entity that acquires or, if the Transfer Restrictions or the Notice Restrictions are then applicable, that purports to acquire direct beneficial ownership of Common Stock in a Substantial Stockholder Transfer.

“Substantial Stockholder Transfer” means a Transfer that results in a Percentage Stock Increase or, if the Transfer Restrictions or the Notice Restrictions are then applicable, that would result in a Percentage Stock Increase if it occurred and were not void ab initio, in each case other than a Transfer that the Board of Directors has affirmatively determined shall not be a Substantial Stockholder Transfer.

“Tax Benefits” means net operating loss carryovers (within the meaning of Section 172 of the IRC) and net unrealized built-in loss (within the meaning of Section 382(h)(3)(A)(i) of the IRC).

“Threshold Percentage” means 35% minus the Percentage Stock Ownership on the Effective Date by 5-Percent Stockholders other than any direct public group (described in Treasury Regulation Section 1.382-2T(j)(1)(iv)(C)) of the Company.

“Transfer” means any direct or indirect sale, transfer, exchange, issuance, grant, redemption, repurchase, assignment, conveyance or other disposition for consideration, whether voluntary or involuntary, and whether by operation of law or otherwise, but not including an issuance, grant, redemption or repurchase of Common Stock. A Transfer also shall include the grant or transfer of an option (other than by the Company), but only if the option would be deemed exercised pursuant to Treasury Regulation Section 1.382-4(d)(2)(i)(A) in connection with such grant or transfer.

“Transferee” means any individual or Entity to whom direct beneficial ownership of Common Stock is Transferred and who is, or would become as a result of such Transfer, a Substantial Stockholder.

“Transfer Notice” means a written notice provided by a Substantial Stockholder to the Company, at least seven (7) and not more than twelve (12) Business Days prior to Completion of a Substantial Stockholder Transfer, which notice states (i) the name, address, facsimile number and e-mail address, and Percentage Stock Ownership of the Substantial Stockholder prior to the Substantial Stockholder Transfer, (ii) if known to the Substantial Stockholder, the name and address of the transferor, (iii) the number of shares subject to the Substantial Stockholder

Transfer, and (iv) the proposed date of “Completion” of the Substantial Stockholder Transfer. For purposes of this definition, if a Substantial Stockholder does not exist with respect to a Substantial Stockholder Transfer, then the Transfer Notice shall be provided by the individual or entity that purports to engage in the Transfer that will cause the Substantial Stockholder Transfer.

“Treasury Regulation” means a Treasury Regulation promulgated under the IRC.

Item 2.	Exhibits.

The following exhibits to this registration statement have been filed as exhibits to the Registration Statement and are hereby incorporated herein by reference.

No.	Description

3.1	Amended and Restated Articles of Incorporation of Winn-Dixie Stores, Inc.

3.2	Amended and Restated By-Laws of Winn-Dixie Stores, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WINN-DIXIE STORES, INC.

Date:	November 21, 2006	By:	/s/ Peter L. Lynch
Peter L. Lynch
President and Chief Executive Officer